Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCT

SUBSCRIPTION OF HUAXIA WEALTH MANAGEMENT PRODUCT

The Company, through its wholly-owned subsidiary, Shanghai Huibeiju Technology Co., Ltd. (上海惠貝居科技有限公司), subscribed for Huaxia Wealth Management Product in the principal amount of RMB5 billion with Huaxia Wealth Management on August 9, 2023.

HONG KONG LISTING RULES IMPLICATIONS

Pursuant to the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) of the transaction amount of the subscription of Huaxia Wealth Management Product exceeds 5% but all of the ratios are below 25%, such transaction constitutes a discloseable transaction of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Hong Kong Listing Rules.

BACKGROUND

The Company, through its wholly-owned subsidiary, Shanghai Huibeiju Technology Co., Ltd., subscribed for Huaxia Wealth Management Product in the principal amount of RMB5 billion with Huaxia Wealth Management on August 9, 2023.

1

HUAXIA WEALTH MANAGEMENT PRODUCT

The principal terms of the subscription of Huaxia Wealth Management Product are set out as follows:

Product Name:	Huaxia Wealth Management Fixed-income Pure Debt Closed-End Wealth Management Product No. 64 (華夏理財固定收益純債型封閉式理財產品 64 號)

Date of Subscription:	August 9, 2023

Issuer:	Huaxia Wealth Management

Subscriber:	Shanghai Huibeiju Technology Co., Ltd.

Subscription Amount:	RMB5 billion

Term of product:	180 days (August 10, 2023 to February 6, 2024)

Type of Investment Return:	Non-principal guaranteed with floating return

Risk level of product (internal risk assessment by the issuer):	Low/medium level risk

Annualized rate of return of product expected by the Company:	2.95%-2.96%

Right of early termination or Redemption:	The Group has no right of early termination or redemption as long as the major terms remain unchanged

The subscription for the Huaxia Wealth Management Product is financed with the self-owned funds of the Group.

REASONS FOR SUBSCRIPTION OF HUAXIA WEALTH MANAGEMENT PRODUCT AND ITS BENEFITS TO THE COMPANY

The Board believes that using temporary idle funds reasonably and effectively will enhance the capital gain of the Company, which is consistent with the core objectives of the Company to ensure capital safety and liquidity and meet the capital needs of the Group’s daily operations. The risk associated with subscription of Huaxia Wealth Management Product is low/medium, while the Company can enjoy a relatively higher return from investments in Huaxia Wealth Management Product after comparing quotes from different issuers.

The Directors consider that the terms of subscription of Huaxia Wealth Management Product are fair and reasonable, on normal commercial terms or better, and are in the interests of the Company and its shareholders as a whole.

2

INFORMATION OF THE PARTIES INVOLVED

The Company is an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018. The Company is a leading integrated online and offline platform for housing transactions and services, and a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services.

Shanghai Huibeiju Technology Co., Ltd. is a company incorporated in the PRC. It is a wholly-owned subsidiary of the Company and is mainly engaged in rental platform services.

Huaxia Wealth Management is a wealth management subsidiary wholly owned by Hua Xia Bank Co., Limited, a licensed bank incorporated under the laws of the PRC listed on the Shanghai Stock Exchange with the stock code “600015”. The business scope of Huaxia Wealth Management mainly covers issuing wealth management products to the public and investing and managing the investors’ assets as trustee, issuing wealth management products to qualified investors and investing and managing the investors’ assets as trustee, and financial advisory and consulting services, etc.

To the best of Directors’ knowledge, information and belief after making all reasonable enquiries, Huaxia Wealth Management and its ultimate beneficial owner are third parties independent of the Group and its connected persons.

HONG KONG LISTING RULES IMPLICATIONS

Pursuant to the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) of the transaction amount of the subscription of Huaxia Wealth Management Product exceeds 5% but all of the ratios are below 25%, such transaction constitute a discloseable transaction of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“Board”	the board of Directors

“Company”	KE Holdings Inc.

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

3

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“Huaxia Wealth Management”	Huaxia Wealth Management Co., Ltd. (華夏理財有限責任公司), a company incorporated under the laws of the PRC with limited liability. It is a wholly-owned subsidiary of Hua Xia Bank Co., Limited and undertakes wealth management function for Hua Xia Bank Co., Limited

“Huaxia Wealth Management Product”	Huaxia Wealth Management Fixed-income Pure Debt Closed-End Wealth Management Product No. 64 (華夏理財固定收益純債型封閉式理財產品 64 號)

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed thereto in the Hong Kong Listing Rules

“%”	per cent

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, August 9, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

4